EXHIBIT 32

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350

In connection with the Annual Report of Stage Stores, Inc. (the "Company") on Form 10-K/A for the year ended January 28, 2006 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), we, James R. Scarborough and Michael E. McCreery, Chief Executive Officer and Chief Financial Officer, respectively, of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to our knowledge:

1.   The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.   The information contained in the Report, together with the information contained in the Annual Report of the Company on Form 10-K for the year ended January 28, 2006, as filed with the Securities and Exchange Commission on April 13, 2006, fairly presents, in all material respects, the financial condition and results of operations of the Company for the year ended January 28, 2006.

April 28, 2006

/s/ James R. Scarborough
James R. Scarborough
Chief Executive Officer

/s/ Michael E. McCreery
Michael E. McCreery
Chief Financial Officer